Exhibit 99.1
VisionChina Media Announces Fourth Quarter and Full-Year 2009 Results
Full-Year 2009 Revenues Grew 16.0% Year-over-Year Company Recorded Full-year Basic and Diluted EPS of $0.37 and Fourth Quarter Basic and Diluted EPS of $0.08
Company’s full-year net income attributable to it shareholders was $26.6 million
Company’s non-GAAP full-year net income attributable to its shareholders exceeded guidance
BEIJING, March 2, 2010 — VisionChina Media Inc. (“VisionChina Media” or the “Company”) (Nasdaq: VISN), one of China’s largest out-of-home digital television advertising networks on mass transportation systems, today announced its unaudited financial results for the fourth quarter and full-year ended December 31, 2009.
Fourth Quarter 2009 Highlights
•	Total revenues in the fourth quarter of 2009 increased 3.4% quarter-over-quarter to $31.8 million.

•	Gross profit in the fourth quarter of 2009 was $14.5 million, representing a decrease of 5.5% from $15.4 million in the third quarter of 2009.

•	Operating profit in the fourth quarter of 2009 was $6.3 million, a decrease of 13.9% from $7.3 million in the third quarter of 2009.

•	Net income attributable to VisionChina Media shareholders in the fourth quarter of 2009 was $5.6 million, a decrease of 21.6% from $7.2 million in the third quarter of 2009.

•	The Company’s fourth quarter net income attributable to VisionChina Media shareholders, excluding share-based compensation expenses and amortization of intangible assets (“non-GAAP net income”) was $7.2 million, compared to non-GAAP net income of $9.1 million in the third quarter of 2009.

•	Basic and diluted net income per share in the fourth quarter of 2009 were $0.08 and $0.08, respectively (each ADS representing one common share), compared to $0.10 and $0.10 respectively in the third quarter of 2009.

•	The Company had cash and cash equivalents of $68.8 million as of December 31, 2009, a decrease of $43.8 million from $112.7 million as of September 30, 2009. The decrease was mainly a result of a restricted deposit pledged for obtaining an offshore foreign currency bank facility for the payment of the first installment of the consideration for the acquisition of Digital Media Group Company Limited (“DMG” or “Digital Media Group”). The Company generated cash flows from operating activities of $18.7 million in the fourth quarter of 2009, compared to $8.1 million in the third quarter of 2009.

•	Network capacity, which is measured by total broadcasting hours in the Company’s network, reached 36,250 hours in the fourth quarter of 2009, compared to 34,778 hours in the third quarter of 2009.

•	As of December 31, 2009, the Company had installed a total of 89,299 digital displays on buses, subway trains and subway platforms.

•	On average, the Company sold 6.93 advertising minutes per broadcasting hour in the fourth quarter of 2009, compared to 6.86 advertising minutes per broadcasting hour in the third quarter of 2009.

•	Average advertising service revenue per broadcasting hour was $796 in the fourth quarter of 2009, compared to $845 in the third quarter of 2009.
Full-Year 2009 Highlights
•	Total revenues in the full-year 2009 increased 16.0% year-over-year to $120.7 million.

•	Gross profit in the full-year 2009 decreased 5.4% to $59.6 million, from $63.0 million in 2008.

•	Operating profit in the full-year 2009 decreased 36.1% to $27.1 million, from $42.4 million in 2008.

•	Net income attributable to VisionChina Media shareholders in the full-year 2009 decreased 43.2% to $26.6 million, from $46.8 million in 2008.

•	Non-GAAP net income in the full-year 2009 was $33.7 million, exceeding the Company’s guidance of $31.0 million to $33.0 million.

•	Basic and diluted net incomes per share during the full-year 2009 were $0.37 and $0.37, respectively (each ADS representing one common share), compared to $0.67 and $0.65, respectively during the full-year 2008.

•	Network capacity, which is measured by total broadcasting hours in the Company’s network, reached 138,164 hours in 2009, compared to 119,170 hours in 2008.

•	The Company sold an average of 6.47 advertising minutes per broadcasting hour in 2009, compared to an average of 7.72 advertising minutes per broadcasting hour in 2008.

•	Average advertising service revenue per broadcasting hour decreased 2.1% in 2009 to $825, compared to $843 in 2008.
Mr. Limin Li, VisionChina Media’s chairman and chief executive officer, commented, “Although the challenges faced by our industry throughout a difficult 2009 extended into the fourth quarter, we were pleased to end the year above our own expectations. Our most significant and important corporate development in 2009 was our decision to acquire Digital Media Group, which closed in the beginning of 2010. Our combined platform has enabled us to increase the depth and breadth of our network, reinforce our ability to offer our clients an integrated advertising solution on both bus and subway advertising platforms in certain cities across China and help reduce competitive pressure. We are currently integrating our acquisition of Digital Media Group and are optimistic about the long-term benefits presented by our strengthened competitive position.”

Scott Chen, VisionChina Media’s chief financial officer, added, “We were pleased to finish the year strongly and within our financial targets. Looking forward, we are encouraged by recent new customer wins that demonstrate the industry’s increasing recognition of the value of our unique breadth of services. In the near-term, however, we expect a number of factors will negatively impact our revenue including industry competition, restructuring our sales force and integrating our acquisition of Digital Media Group. As a result of these factors, we anticipate that sales visibility for the first quarter of 2010 will be limited. In addition, a late Chinese New Year holiday this year, has hindered our ability to build sales momentum at the start of the quarter for our new platform. However, our integration with Digital Media Group and our new sales force restructuring have now been implemented and we believe full-year 2010 will give us the opportunity to clearly demonstrate the synergies of our expanded platform.”
Fourth Quarter 2009 Results
VisionChina Media’s total revenues were $31.8 million in the fourth quarter of 2009, an increase of 3.4% from $30.8 million in the third quarter of 2009.
Total broadcasting hours in the fourth quarter of 2009 were 36,250 hours, compared to 34,778 hours in the third quarter of 2009. Average advertising revenue per broadcasting hour was $796 in the fourth quarter of 2009 compared to $845 per broadcasting hour in the third quarter of 2009. On average, the Company sold 6.93 advertising minutes per broadcasting hour in the fourth quarter of 2009 compared to 6.86 advertising minutes per broadcasting hour in the third quarter of 2009.
During the fourth quarter of 2009, 354 advertisers purchased advertising time on the Company’s advertising network either directly or through advertising agents compared to 334 advertisers in the third quarter of 2009.
Media cost, the most significant component of advertising service costs of total revenues, was $14.3 million in the fourth quarter of 2009, representing 82.8% of total advertising service costs, compared to $12.6 million, or 81.8% of total advertising service costs, in the third quarter of 2009. The increase in media cost for the fourth quarter of 2009 was primarily the result of increased media buying of advertising resources outside of the Company’s exclusive network as a service to certain clients. As VisionChina Media’s exclusive network has expanded in 2010, the Company expects the level of media purchases outside of its network to decrease in 2010 and future periods.
Gross profit in the fourth quarter of 2009 was $14.5 million, a decrease of 5.4% from $15.4 million in the third quarter of 2009. Advertising service gross margin was 45.6% in the fourth quarter of 2009, compared to 49.9% in the third quarter of 2009.
Selling and marketing expenses were $6.3 million in the fourth quarter of 2009, a decrease of 1.2% from $6.4 million in the third quarter of 2009. Selling and marketing expenses represented 19.7% of the Company’s advertising service revenues in the fourth quarter of 2009 compared to 20.6% in the third quarter of 2009.
General and administrative expenses were $2.2 million in the fourth quarter of 2009, an increase of 30.9% from $1.6 million in the third quarter of 2009. The increase in the fourth quarter as compared with the third quarter was primarily attributable to costs associated with professional service fees incurred for the acquisition of Digital Media Group.
Loss from equity method investments amounted to $0.1 million in the fourth quarter of 2009, compared to a $0.3 million loss in the third quarter of 2009.
Operating profit was $6.3 million in the fourth quarter of 2009, a decrease of 13.9% from $7.3 million in the third quarter of 2009. The decrease was primarily due to a general increase in media costs and general and administrative expenses.
Net income attributable to VisionChina Media shareholders was $5.6 million in the fourth quarter of 2009, a decrease of 21.6% from $7.2 million in the third quarter of 2009. Basic and diluted net incomes per share in the fourth quarter of 2009 were $0.08 and $0.08, respectively. Non-GAAP net income in the fourth quarter was $7.2 million compared to $9.1 million in the third quarter of 2009.
As of December 31, 2009, the Company had 89,299 digital television displays in its network, compared to 84,560 as of September 30, 2009.
As of December 31, 2009, the Company had 553 employees, compared to 535 employees as of September 30, 2009,
The Company had cash and cash equivalents of $68.8 million as of December 31, 2009, a decrease of $43.9 million from $112.7 million as of September 30, 2009. The decrease was mainly a result of a restricted deposit pledged for obtaining an offshore foreign currency bank facility for the payment of the first installment of the consideration for the acquisition of Digital Media Group. Depreciation and amortization in the fourth quarter of 2009 was $1.3 million and capital expenditures were $0.2 million. The Company generated cash flows from operating activities of $18.7 million in the fourth quarter of 2009.
Full-Year 2009 Results
Total revenues in the full-year 2009 were $120.7 million, an increase of 16.0% from $104.1 in 2008.
Gross profit in the full-year 2009 was $59.6 million, a decrease of 5.4% from gross profit of $63.0 million in 2008. The year-over-year decrease in gross profit was primarily due to a general increase in media costs as the Company has expanded its media network. Advertising service gross margin was 49.4% in the full-year 2009.
Selling and marketing expenses in the full-year 2009 were $24.6 million, compared to $14.7 million in 2008. The increase was primarily attributable to the expansion of the Company’s sales team, the strengthening of its sales capabilities, and the overall increase in sales activities in a market environment that was challenging throughout the full-year.
General and administrative expenses in the full-year 2009 were $7.4 million, compared to $5.4 million in 2008. The increase was primarily attributable to an increase in staff costs and management expenses related to the Company’s expansion of operations in 2009.
Loss from equity method investments in the full-year 2009 amounted to $1.0 million,

compared to a loss of $0.5 million in 2008. The increase was primarily a result of further media network development costs and challenging sales environments for certain of the Company’s equity joint-venture entities in 2009.
Operating profit in the full-year 2009 was $27.1 million, a decrease of 36.1% from $42.4 million in 2008. The year-over-year decrease was primarily due to a general increase in media costs, as the Company has expanded its media network, and an increased sales and marketing expense in 2009.
The Company recognized an income tax expense of $2.3 million in the full-year 2009, compared to an income tax benefit of $0.2 million in 2008.
Net income attributable to VisionChina Media shareholders in the full-year 2009 was $26.6 million, compared to $46.8 million in 2008. The decrease was primarily due to the challenging sales environment seen in 2009 compared to 2008 deriving from the global economic recession. As a result, revenue growth did not expand in line with costs as the Company expanded in 2009. Basic and diluted net incomes per share in the full-year 2009 were $0.37 and $0.37, respectively. Non-GAAP net income in the full-year 2009 was $33.7 million, exceeding the Company’s guidance of $31.0 million to $33.0 million.
Recent Developments
In January 2010, VisionChina Media announced the completion of the Company’s previously announced acquisition of Digital Media Group, a leader in China’s subway mobile television advertising market. The transaction creates China’s largest and most comprehensive mobile television advertising network, furthering VisionChina Media’s goal to become the foremost digital television platform reaching daytime audiences in China. The total consideration for the transaction, consisting of US$160 million in cash and shares, is payable by the Company to eligible shareholders of Digital Media Group in three installments over the next two years.
In December 2009, the Company signed an exclusive agreement with Changsha TV Digital Mobile Media Co. Ltd. expanding its network coverage to include Changsha, the capital city of Hunan province. The three-year exclusive agreement went into effect on January 1, 2010 and the Changsha mobile TV network features 2,444 screens on 1,222 buses.
Business Outlook
Total revenue in the first quarter of 2010 is expected to be no less than $22 million. During the first quarter, a number of factors have negatively impacted our revenue and revenue visibility. The Company expects that the negative impact of these factors will be short-term in nature and the Company expects revenue visibility to increase in subsequent quarters.
The Company bases these estimates on a foreign exchange rate of RMB6.8360 per US$1.00.
The Company noted that its guidance is based on its current network of 23 cities that, as of release date, have already been secured by contract. If and when more cities are added, either organically or through M&A activity, it will impact the management’s forecast.

Conference Call
VisionChina’s management will hold an earnings conference call at 8:00 PM U.S. Eastern Standard Time on March 2, 2010 (9:00 AM Beijing/Hong Kong Time on March 3, 2010).
Dial-in details for the earnings conference call are as follows:
U.S. Toll Free: + 1 800 901 5213
Hong Kong: + 852 3002 1672
International: + 1 617 786 2962
Passcode for all regions: VisionChina Earnings Call
A replay of the conference call may be accessed by phone at the following numbers until March 12, 2010.
U.S. Toll Free: +1 888 286 8010
International: +1 617 801 6888
Passcode: 97580099
Additionally, a live and archived webcast of this conference call will be available on the Investor Relations section of VisionChina Media’s website at http://www.visionchina.cn .
About VisionChina Media Inc.
VisionChina Media Inc. (Nasdaq: VISN) operates an out-of-home advertising network on mass transportation systems, including buses and subways that reaches over 40 million viewers each day in China, according to CTR Market Research. As of January 31, 2010 VisionChina Media’s advertising network included 121,053 digital television displays on mass transportation systems in 23 of China’s economically prosperous cities, including Beijing, Shanghai, Guangzhou and Shenzhen. VisionChina Media has the ability to deliver real-time, location-specific broadcasting, including news, stock quotes, weather and traffic reports and other entertainment programming. For more information, please visit http://www.visionchina.cn .
Use of Non-GAAP Financial Measures
In addition to VisionChina Media’s consolidated financial results under GAAP, the Company also provides non-GAAP financial measures, including non-GAAP net income, excluding non-cash share-based compensation and amortization of intangible assets. The Company believes that the non-GAAP financial measures provide investors with another method for assessing VisionChina Media’s operating results in a manner that is focused on the performance of its ongoing operations. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the performance of VisionChina Media’s liquidity and when planning and forecasting future periods.
Safe Harbor Statement
This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1 and its annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.
For investor and media inquiries, please contact:
In China:
Mrs. Helen Plummer
Investor Relations Officer
VisionChina Media Inc.
Tel: +86-13911672124
Tel: +1 (347) 610-3938
Email: helen.plummer@visionchina.cn
Mr. Derek Mitchell
Ogilvy Financial, Beijing
Tel: +86 (10) 8520-6284
Email: derek.mitchell@ogilvy.com
In the United States:
Ms. Jessica Barist Cohen
Ogilvy Financial, New York
Tel: +1 (646) 460-9989
E-mail: jessica.cohen@ogilvy.com

VISIONCHINA MEDIA INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(Amounts in U.S. dollars)

	December 31, 2009	September 30, 2009	December 31, 2008
	(Unaudited)	(Unaudited)	(Note1)
ASSETS
Current Assets:
Cash and cash equivalents	68,834,087	112,655,218	163,248,286
Restricted cash	64,368,455	—	—
Accounts receivable, net	37,050,076	45,898,745	38,296,590
Amounts due from related parties	4,334,472	4,796,170	5,225,564
Prepaid expenses and other current assets	10,049,007	11,772,361	9,431,279
Deferred tax assets	41,309	152,675	273,325

Total current assets	184,677,406	175,275,169	216,475,044
Non-current Assets:
Fixed assets, net	9,192,741	9,445,797	10,205,784
Investments under equity method	6,670,189	6,765,512	7,686,065
Other investments	2,660,189	2,660,034	2,276,034
Long-term prepayments and deposits	65,241,570	22,605,286	21,888,068
Intangible assets	11,455,972	11,929,289	14,034,343
Goodwill	109,017,669	56,998,947	21,074,229

Total non-current assets	204,238,330	110,404,865	77,164,523

TOTAL ASSETS	388,915,736	285,680,034	293,639,567

LIABILITIES AND EQUITY
Current Liabilities:
Short-term bank loan	40,800,000	—	—
Accounts payable	2,311,224	1,921,132	1,237,262
Amounts due to related parties	213,029	712,774	786,284
Consideration payable	47,873,901	—	30,734,610
Income tax payable	2,411,156	1,512,307	39,209
Accrued expenses and other current liabilities	9,326,208	7,270,756	9,507,341

Total current liabilities	102,935,518	11,416,969	42,304,706
Non-current Liabilities:
Long-term bank loan	731,294	—	—
Consideration payable	9,330,085	5,188,296	2,776,173
Deferred tax liabilities	2,503,125	2,606,638	2,924,073

Total non-current liabilities	12,564,504	7,794,934	5,700,246

Total liabilities	115,500,022	19,211,903	48,004,952

Equity:
Common shares	7,214	7,181	7,182
Additional paid-in capital	192,362,565	191,036,920	190,694,719
Accumulated profits	70,112,299	64,480,405	43,509,296
Accumulated other comprehensive income	10,499,278	10,479,315	10,862,017

Total VisionChina Media Inc. shareholders’ equity	272,981,356	266,003,821	245,073,214
Non-controlling interest	434,358	464,310	561,401

Total equity	273,415,714	266,468,131	245,634,615

TOTAL LIABILITIES AND EQUITY	388,915,736	285,680,034	293,639,567

Note1:	Information extracted from the audited financial statements included in the 2008 Form 20-F of the Company filed with the Securities and Exchange Commission on April 6, 2009, as modified for the adoption of Statement of Financial Accounting Standards No. 160 “Non-controlling Interest in Consolidated Financial Statements — An amendment of Accounting Research Bulletin No. 51” (“SFAS 160”), which resulted in the reclassification of amounts previously attributable to minority interest to a separate component of shareholders’ equity titled “Non-controlling Interest” in the condensed consolidated balance sheet.

VISIONCHINA MEDIA INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousand U.S. Dollars, except number of shares and per share data)

	For three months ended
	December 31,	September 30,	December 31,
	2009	2009	2008
	(Unaudited)	(Unaudited)	(Unaudited)
Revenues:
Advertising service revenue	31,829	30,785	34,250
Total revenues	31,829	30,785	34,250
Cost of revenues:
Advertising service cost	-17,309	-15,416	-14,592

Total cost of revenues	-17,309	-15,416	-14,592

Gross profit	14,520	15,369	19,658
Operating expenses:
Selling and marketing	-6,278	-6,356	-4,760
General and administrative	-2,154	-1,646	-2,089

Total operating expenses	-8,432	-8,002	-6,849
Government grant	293	245	—
Loss from equity method investees	-96	-315	-5

Operating profit	6,285	7,297	12,804
Interest income	383	380	1,003
Interest expense	-110	—	—
Government grant	—	—	672
Other income	1	—	—

Net income before income taxes	6,559	7,677	14,479
Income tax expenses (benefits)	-957	-515	315

Net income	5,602	7,162	14,794
Net loss attributable to non-controlling interest	30	24	26

Net income attributable to VisionChina Media Inc. shareholders	5,632	7,186	14,820

Net income attributable to VisionChina Media Inc. shareholders per share:
Basic	0.08	0.10	0.21
Diluted	0.08	0.10	0.20

Shares used in computation of net income attributable to VisionChina Media Inc. shareholders per share:
Basic	71,940,008	71,603,160	72,070,484
Diluted	73,024,531	72,487,904	73,275,526

Share-based compensation expenses during the related periods included in:
Cost of revenues	-33	-13	-9
Selling and marketing expenses	-690	-1,015	-344
General and administrative expenses	-166	-160	-142

Total	-889	-1,188	-495

Reconciliation from GAAP net income attributable to VisionChina Media Inc. shareholders to Adjusted Non-GAAP net income attributable to VisionChina Media Inc. shareholders:
Net income attributable to VisionChina Media Inc. shareholders (GAAP)	5,632	7,186	14,820
related periods	889	1,188	495
Add back intangible assets amortization expenses during the related periods	691	691	689

Net income attributable to VisionChina Media Inc. shareholders (Non-GAAP)	7,212	9,065	16,004

VISIONCHINA MEDIA INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousand U.S. Dollars, except number of shares and per share data)

	For twelve months ended
	December 31,	December 31,
	2009	2008
	(Unaudited)	(Note2)
Revenues:
Advertising service revenue	120,686	103,515
Advertising equipment revenue	—	565

Total revenues	120,686	104,080
Cost of revenues:
Advertising service cost	-61,104	-40,602
Advertising equipment cost	—	-475

Total cost of revenues	-61,104	-41,077

Gross profit	59,582	63,003
Operating expenses:
Selling and marketing	-24,621	-14,712
General and administrative	-7,425	-5,414

Total operating expenses	-32,046	-20,126
Government grant	538	—
Loss from equity method investees	-999	-485

Operating profit	27,075	42,392
Interest income	1,860	3,480
Interest expense	-110	—
Government grant	—	672
Other expenses	-1	-39

Net income before income taxes	28,824	46,505
Income tax expenses (benefits)	-2,348	213

Net income	26,476	46,718
Net loss attributable to non-controlling interest	127	92

Net income attributable to VisionChina Media Inc. shareholders	26,603	46,810

Net income attributable to VisionChina Media Inc. shareholders per share:
Basic	0.37	0.67
Diluted	0.37	0.65
Shares used in computation of net income attributable to VisionChina Media Inc. shareholders per share:
Basic	71,686,900	70,064,663
Diluted	72,676,438	72,404,916

Share-based compensation expenses during the related periods included in:
Cost of revenues	-63	-39
Selling and marketing expenses	-3,698	-1,164
General and administrative expenses	-571	-264

Total	-4,332	-1,467

Reconciliation from GAAP net income attributable to VisionChina Media Inc. shareholders to Adjusted Non-GAAP net income attributable to VisionChina Media Inc. shareholders:
Net income attributable to VisionChina Media Inc. shareholders (GAAP)	26,603	46,810
Add back share-based compensation expenses during the related periods	4,332	1,467
Add back intangible assets amortization expenses during the related periods	2,761	1,660

Net income attributable to VisionChina Media Inc. shareholders (Non-GAAP)	33,696	49,937

Note2:	Information extracted from the audited financial statements included in the 2008 Form 20-F of the Company filed with the Securities and Exchange Commission on April 6, 2009, as modified for the adoption of SFAS 160, which resulted in the disclosure of net loss previously attributable to minority interest separately from the net income in the condensed consolidated statements of operations.